Exhibit 99.2

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FORM 51-102FI

PERIODS ENDED MARCH 31, 2023 and 2022

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

Introduction

This Management’s and Discussion and Analysis (“MD&A”), dated March 31, 2023, is intended to assist in the understanding of the trends and significant changes in the financial condition and results of operations of The INX Digital Company INC. (“TINXD” or together with its consolidated subsidiaries, the “Company”) for the three-month period ended March 31, 2023.

This MD&A has been prepared in compliance with the requirements of Form 51-102F1, in accordance with National Instrument 51-102 - Continuous Disclosure Obligations. This MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2023 and the audited annual consolidated financial statements of the Company for the fiscal year ended December 31, 2022, together with the notes thereto. Results are reported in United States dollars unless otherwise noted. The results for the three months ended March 31, 2023, are not necessarily indicative of the results that may be expected for any future period. Information contained herein is presented as of May 15, 2023, unless otherwise indicated.

The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in the December 31, 2022 audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB have been condensed or omitted.

This MD&A contains forward-looking statements that involve risks, uncertainties and assumptions, including statements regarding anticipated developments in future financial periods and future plans and objectives. There can be no assurance that such information will prove to be accurate, and readers are cautioned not to place undue reliance on such forward-looking statements (see “Forward-Looking Statements”).

For the purposes of preparing this MD&A, management, in conjunction with the board of directors, considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the Company’s ordinary shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. Management, in conjunction with the board of directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Forward Looking Statements

The information set forth in this MD&A contains statements concerning future results, future performance, intentions, objectives, plans and expectations that are, or may be deemed to be, forward-looking statements. These statements concerning possible or assumed future results of operations of the Company are preceded by, followed by or include the words ‘believes,’ ‘expects,’ ‘anticipates,’ ‘estimates,’ ‘intends,’ ‘plans,’ ‘forecasts,’ or similar expressions.

Forward-looking statements are not guarantees of future performance. These forward-looking statements are based on current expectations that involve numerous risks and uncertainties, including, but not limited to, those identified in the “Risks and Uncertainties” section above. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate. These factors should be considered carefully, and readers should not place undue reliance on forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether written or oral that may be made by or on the Company’s behalf, except as required under securities law.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

Purchase Transaction

The INX Digital Company, Inc. (formerly - Valdy Investments Ltd.) (the “Company” or “TINXD”) was incorporated under the provincial Business Corporations Act (British Columbia) on August 22, 2018 and its registered office is at 550 Burrard Street, Suite 2900, Vancouver, BC V6C 0A3, Canada.

On January 10, 2022, the Company completed the Transaction with INX Limited (“INX”), whereby INX became a wholly owned subsidiary of the Company (the “Purchase Transaction”). The Transaction resulted in a reverse takeover transaction whereby current shareholders of INX (pre-transaction) became majority shareholders of the Company. The Resulting Issuer continues the business of INX. On January 24, 2022, the Company’s shares started to trade on the NEO Exchange (rebranded as CBOE Canada).

Also, on July 28, 2022, the Company received approval from The OTCQB Venture Market operated by OTC Markets Group Inc. to commence trading of its common shares under the symbol INXDF, with INX’s shares becoming eligible to be cleared and settled by the Depository Trust Company.

Nature of Operations

The Company, through its subsidiaries, is engaged in the operation and ongoing development of integrated and regulated solutions for trading of blockchain assets on a digital asset and security token trading platform, and providing other services and products related to the trading of blockchain assets. The trading platform, called INX.One, is designed to help customers automate and coordinate front-office trading functions, middle-office risk management and reporting functions, as well as operations and accounting functions. The Company charges fees at a transaction level. The transaction fee is calculated based on volume and the value of the transaction. The transaction fee is collected from customers at the time the transaction is executed.

The Company operates in the following reportable segments:

●	Digital assets segment - offers integrated, regulated solution for trading blockchain assets that includes a digital asset and security token trading platform, and other services and products related to the trading of digital assets.

●	Brokerage segment - facilitates financial transactions between financial institutions and offers a full range of brokerage services to banks worldwide.

INX Token

As part of the Company’s blockchain ecosystem, a wholly owned subsidiary, INX Limited (“INX”) created the INX Token (the “INX Token”), and on August 20, 2020, the U.S Securities and Exchange Commission (the “SEC”) acknowledged the effectiveness of the F-1 Registration Statement that was filed by INX with the SEC and declared the effectiveness of the initial public offering of INX Tokens (“The INX Token Offering” or “the Offering”) pursuant to which INX offered up to 130 million INX Tokens at a price of $0.90 per INX Token.

The INX Token was offered to the public on August 24, 2020, and closed on April 22, 2021, when the Offering was completed.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

In July 2021, INX listed the INX Token for trading on the trading platform for “digital securities,” i.e., digital assets that constitute securities under the applicable law, operated through INX’s subsidiary, INX Securities, LLC (formerly the “INX Securities Trading Platform,” rebranded in 2022 as INX.One).

INX has not allocated for issuance and does not intend to issue 35 million of the 200 million INX Tokens that have been created. In addition, INX reserves an additional 20% of INX Tokens received as payment of transaction fees, as long as the total amount of INX Tokens reserved does not exceed 35 million plus 50% of the number of INX Tokens sold by INX to the public pursuant to the Offering and subsequent offerings of INX Tokens (excluding re-issuances of reacquired INX Tokens), up to a maximum of 100 million INX Tokens. INX does not intend to issue these reserved INX Tokens for general fundraising purposes; these INX Tokens may be issued to fund acquisitions, address regulatory requirements or fund the operations of INX if the Board of Directors of INX determines that INX has net cash balances sufficient to fund less than nine months of its operations. INX intends to restrict issuances of the reserved INX Tokens to these or similar extraordinary situations to limit dilution to INX Token holders. As of December 31, 2022, the Company held approximately 67.5 million INX Tokens in reserve.

Following an amendment to the INX Token rights which was approved by the Board of Directors of the Company on May 17, 2019 (the “Token Rights Amendment”), the holders of INX Tokens (other than INX) are entitled to receive a pro rata distribution of 40% of INX’s net cash flow from operating activities, excluding any cash proceeds from an initial sale by INX of an INX Token (the “Adjusted Operating Cash Flow”). The distribution is based on INX’s cumulative Adjusted Operating Cash Flow, net of cash flows which have already formed a basis for a prior distribution, calculated as of December 31 of each year. The distribution is to be paid to parties (other than INX) holding INX Tokens as of March 31 of the following year on April 30th, commencing with the first distribution to be paid, if at all. As of December 31, 2022, the INX cumulative adjusted operating cash flow activity was negative, and therefore no distribution was payable on April 30, 2023.

Holders of INX Tokens are also entitled to, at a minimum, a 10% discount on the payment of transaction fees on the INX.One Trading Platform.

Organizational structure

The Company’s significant shareholder is Triple-V (1999) Ltd. (“Triple-V”) wholly owned by Mr. Shy Datika, the CEO of the Company, who, as of March 31, 2023 on a combined basis, owns 19.573% of the Company’s outstanding common shares.

The Company operates through the following wholly owned subsidiaries:

●	INX Limited (“INX”), a company incorporated in Gibraltar, is engaged in the operation and development of a digital assets trading platform, a security token trading platform and other services and products related to the fully integrated and regulated solutions for trading of blockchain assets. INX completed a SEC registered initial public offering of the INX Token (the “INX Token Offering”) under the United States Securities Act of 1933 and, in such registration, the INX Token is deemed to be an “equity security” under relevant SEC rules and regulations.

●	INX Digital, Inc. (“INXD”), a Delaware corporation, is registered in 43 US states plus Washington D.C. and Puerto Rico as a money transmitter to operate a trading platform for digital assets. INXD launched a digital assets trading platform on April 29, 2021, which was developed by INX and is operated by INXD. Select digital assets are supported for trading on the INXD platform, such as (identified by symbol): AAVE, AVAX, BTC, CRV, ETH, FTM, GYEN, LINK, LTC, MATIC, UNI, USDC, USDT, ZEC, ZUSD.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

●	INX Securities, LLC (previously named: Openfinance Securities, LLC) (“INXS”), a Pennsylvania limited liability company. INXS is recognized in the US as a SEC registered Broker Dealer and is an SEC registered Alternative Trading System (“ATS”). INXS was purchased by INX on May 10, 2021 as part of the Asset Purchase Agreement with Openfinance Holdings, Inc. and certain subsidiaries of Openfinance Holdings, Inc., dated January 12, 2021. After closing on the acquisition, the company’s name was changed from Openfinance Securities, LLC to INX Securities, LLC.

●	I.L.S. Brokers Ltd. (“ILSB”), a company incorporated under the laws of the State of Israel, was purchased by INX, pursuant to the share purchase agreement between INX and the shareholders of ILSB, dated June 9, 2021, for the purchase of all of the issued outstanding shares of ILSB. ILSB is a multinational brokerage house, established in 2001, that facilitates financial transactions between banks and offers a full range of brokerage services to several leading banks worldwide. ILSB’s main field of operation is foreign exchange and interest rate derivatives services. ILSB’s activities are regulated by the Israeli Capital Market Authority, Insurance and Savings and are registered with the U.S. National Futures Association (“NFA”) (authorized by the U.S. Commodity Futures Trading Commission (“CFTC”)). ILSB holds the following license: Provider of Financial Services in Israel and an introducing broker (IB) license from NFA (CFTC) in the U.S.

●	Midgard Technologies Ltd. (“Midgard”) is a company incorporated under the laws of the State of Israel. Midgard had served as the research and development arm of INX since November 1, 2020 and was acquired on April 1, 2021. Midgard provides software development services for the group and holds the related intellectual property.

●	INX Transfer Agent LLC (previously named TokenSoft LLC) (“INX Transfer Agent”), a Delaware limited liability company. INX Transfer Agent is a transfer agent registered with the SEC and was acquired by INX pursuant to a purchase agreement dated December 28, 2021 for a nominal consideration.

●	INX Solutions Limited, incorporated by INX in Gibraltar as a private company limited by shares. INX Solutions Limited provides liquidity and risk management services. It commenced operations during the second quarter of 2022.

The following subsidiaries are currently dormant:

●	INX Digital Assets UK Limited (Previously named: ILSB UK Limited) (“INX UK”), a company incorporated under the laws of England and Wales. INX acquired all issued and outstanding shares of INX UK on July 13, 2021, from Mr. James Crossley, former board member of INX, in consideration for an inconsequential amount of cash.

●	INX EU Ltd. (“INX EU”), a company incorporated under the laws of Cyprus.

●	INX Services, Inc., a Delaware corporation.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

Changes in share capital during the three months ended March 31, 2023

On February 1, 2023, the Company issued 1,125,000 of common shares valued at $134,000, as a full consideration for the remaining amount due and outstanding under the contract with a service provider.

Share Based Payments

The Company offers Omnibus Equity Incentive Plan (“the Plan”), which provides for, among other things, the issuance of options to purchase common shares, restricted shares and restricted share units to employees, directors and service providers of the Company. Subject to certain capitalization adjustments, the aggregate number of shares that may be issued pursuant to share awards under the Plan may not exceed 37,408,948 shares.

During the three months ended March 31, 2023, the activity relating to stock options was as follows:

	Number of Stock Options	Weighted average exercise price

Balance as of December 31, 2022	24,864,535	$0.55
Granted	-	-
Forfeited	(254,808)	0.17
Exercised	(307,163)	-
Balance as of March 31, 2023	24,302,564	$0.54

During the three months ended on March 31, 2023 and 2022, the Company recorded share-based compensation expense (income) of $927 and ($2,568), respectively, related to stock options granted.

Quarterly Financial and Operational Highlights

Financial Highlights

The following table presents an overview of the Company’s assets, liabilities, and shareholders’ equity as of March 31, 2023, and 2022:

	March 31, 2023	December 31, 2022
Total assets	79,188,000	81,439,000
Total current liabilities	61,126,000	64,016,000
Shareholders’ equity	17,330,000	16,555,000
Working capital	(697,000)	(6,479,000)
Adjusted working capital (1)	53,997,000	51,948,000

(1)	Adjusted Working Capital defined as Working Capital excluding INX Token liability and INX Token Warrant Liability, which represents a non-cash fair value measured liability.

Cash and Cash equivalents

As of March 31, 2023, the Company had total of $17,874,000 cash and cash equivalents, a decrease of $1,990,000 from December 31, 2022.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

Total Current Assets

Total current assets increased to $60,429,000, an increase of $2,892,000 from December 31, 2022, mainly due to increase in Cash and cash equivalents held in Reserve Fund of $3,922,000, an increase in Short-term investments held in Reserve Fund of $571,000, an increase in Digital assets of $734,000, an increase in Trade receivables of $606,000 and an increase in Customer funds of $471,000, which is offset by the decrease in Cash and cash equivalents of $1,990,000, decrease in Short-term investments of $1,036,000 and a decrease in Prepaid expenses and other receivables of $388,000.

Reserve Fund

In connection with the INX Token Offering, INX committed to reserve 75% of the gross proceeds less payments to underwriters, in excess of $25,000,000, to be available to cover customer and INX’s losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. INX refers to this amount as the “Reserve Fund”.

On July 13, 2021, the INX’s Board of Directors approved the Investment Policy for the Reserve Fund. Per the approved Policy, as amended on August 11, 2022, the Reserve Fund, post the amendment, shall be invested as follows: minimum 15% in cash and bank deposits, up to 70% in U.S Treasury securities, up to 20% shall be invested in exchange traded funds and up to 50% in corporate bonds and other instruments with the lowest investment grade rating of BBB.

As of March 31, 2023, and December 31, 2022, INX has segregated $36,023,000, which is restricted as the Reserve Fund. The Reserve Fund is comprised of cash and cash equivalents, U.S. Treasury securities and corporate bonds held at banks and brokerage firms.

Assets

As of March 31, 2023, and December 31, 2022, assets totaled to $79,188,000 and $81,439,000, respectively. The net decrease of $2,251,000 was primarily due to decreases in the following:

1.	Cash and cash equivalents, $1,990,000,

2.	Short and long-term investments, $1,036,000 and $462,000, respectively,

3.	Prepaid expenses and other receivables, $388,000,

and was offset by the increases in the following:

1.	Digital assets, $734,000,

2.	Trade receivables, $606,000,

3.	Customer funds, $471,000.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

Liabilities

INX Token liability

As of March 31, 2023, the Company’s recorded an INX Token liability in the amount of $53,086,000 compared to $56,847,000 as of December 31, 2022. Based on the terms of the INX Token, the INX Token is a hybrid financial instrument and under the applicable account standards it is presented as a financial liability on the consolidated balance sheet due to the right of the INX Token holders to use the INX Token to pay transaction fees on the INX.One Trading Platform. The Company measured the INX Token fair value based on the closing market price of the token as of March 31, 2023 (see further details in Note 8 in the consolidated interim financial statements). Changes in fair value of the liability are recorded in profit or loss in the Company’s consolidated statements of comprehensive income (loss).

INX Token warrants

As of March 31, 2023 (unaudited), and December 31, 2022, directors, employees, and service providers hold 6,958,025 and 6,972,192 INX Token warrants, respectively, granted by the Company as compensation. The grantees have a right to purchase INX Tokens upon the completion of terms set forth in each warrant agreement. The INX Token warrant liability of $1,608,000 and $1,580,000 as of March 31, 2023, and December 31, 2022, respectively, is presented at fair value based on Black-Scholes pricing model. (See further details in Note 9 to the consolidated interim financial statements).

INX Token Valuation

The fair value of each INX Token as of March 31, 2023, and December 31, 2022, was $0.40 and $0.43, respectively.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

Results of Operations Overview

The following table presents an overview of the Company’s results of operations for the three months ended March 31, 2023, and 2022:

	Three months ended March 31,
	2023	2022
	(Unaudited)
Revenue:
Transaction and brokerage fees	$1,419,000	$1,561,000

Sales of digital assets	2,032,000	-
Cost of digital assets	(1,915,000)	-
Change in revaluation of digital assets, net	47,000	-
Net gain (loss) on digital assets	164,000	-

Revenue, net	1,583,000	1,561,000

Operating income (expenses):
Research and development	(1,030,000)	(253,000)
Sales and marketing	(1,058,000)	(2,251,000)
General and administrative	(4,244,000)	(1,706,000)
Fair value adjustment of INX Token warrant liability to employees and service providers	219,000	3,698,000
Total operating expenses	(6,113,000)	(512,000)

Net income (loss) from operations	$(4,530,000)	$1,049,000

Unrealized gain on INX Tokens issued, net	3,793,000	118,045,000
Fair value adjustment on warrants to investors	(15,000)	-
Finance income	376,000	183,000
Finance expense	(225,000)	(1,911,000)
Listing expenses	-	(5,875,000)
Income (loss) before tax	(601,000)	111,491,000
Tax expenses	(74,000)	-
Net Income (loss)	(675,000)	111,491,000
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Realized (gain) loss on securities at fair value through other comprehensive income (loss) reclassification adjustment into net income (loss)	93,000	-
Unrealized gain (loss) on securities at fair value through other comprehensive income (loss)	300,000	-
Adjustments arising from translating financial statements from functional currency to presentation currency	(4,000)	84,000
Total other comprehensive income (loss)	389,000	84,000

Total comprehensive income (loss)	$(286,000)	$111,575,000

Earnings (Loss) per share, basic	$(0.00)	$0.56
Earnings (Loss) per share, diluted	$(0.00)	$0.53
Weighted average number of shares outstanding, basic	208,710,911	200,046,764
Weighted average number of shares outstanding, diluted	208,710,911	210,718,214

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

Revenue

The Company generated $1,583,000 in revenue, net, for the three months ended March 31, 2023, compared to $1,561,000 for the three months ended March 31, 2022. The increase of $22,000 related to the decrease in trading and transaction fees of $136,000, a decrease in brokerage fees on trading of foreign exchange and interest rate derivatives of $6,000, offset by net gain on digital assets of $164,000.

Total revenue earned in the three months ended March 31, 2023, included trading and transaction fees of $89,000, brokerage fees of $1,330,000 and net gain on digital assets of $164,000.

Trading and transaction fees

Trading fee revenue consists of transaction revenue generated from trading and transaction fees from trades in security tokens and digital assets that occur on our INX.One platform. Trading fees earned are based on the price and quantity of the digital asset that is bought, sold, or converted and are published on our website (https://www.inx.co/fee-schedules/). Transaction fees may be either set as a fixed fee per transaction or as a percentage of the amount traded.  Transaction revenue is recognized at the time the transaction is processed and is directly correlated with trading and transaction volume.

Brokerage fees

Brokerage fees revenue consists of brokerage fees generated from trading in foreign exchange markets with global forex dealers and banks by one of our subsidiaries ILSB. Transactions denominated in foreign currency are recorded at the representative rate of exchange on the date of the transaction.  Revenue from brokerage services are recorded on the date the service is provided or the operation is carried out and are based on notional amounts traded.

Revenue from purchases and sales of digital assets

As part of its risk management and trading activities, the Company holds, buys and sells digital assets and related derivatives such as digital currency forwards. Such digital assets and derivative contracts held by the Company are principally acquired for the purpose of selling in the near future. During the three months ended March 31, 2023, proceeds from sale of digital assets and cost of digital assets were $2,032,000 and $1,915,000, respectively. Related to this activity, the Company also recorded net gain on digital assets held of $47,000.

Research and Development Expenses

The Company incurred $1,030,000 in research and development expenses for the three months ended March 31, 2023, compared to $253,000 for the three months ended March 31, 2022.

The increase of $777,000 was primarily driven by the increase in share-based compensation cost of $808,000, offset by a decrease in research and development personnel costs of $37,000.

Sales and Marketing Expenses

The Company incurred $1,058,000 in sales and marketing expenses for the three months ended March 31, 2023, compared to $2,251,000 for the three months ended March 31, 2022. The decrease of $1,193,000 was mainly due to a decrease in marketing personnel costs of $686,000, a decrease in customer support of $125,000, a decrease in share-based compensation expense of $160,000, a decrease in other marketing costs of $114,000, a decrease in online marketing cost of $214,000, offset by an increase of token-based compensation of $94,000.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

General and Administrative expenses

The Company incurred $4,244,000 in general and administrative expenses for the three months ended March 31, 2023, compared to $1,706,000 for the three months ended March 31, 2022. The increase of $2,538,000 was primarily driven by an increase in share-based compensation expense of $2,847,000, in compensation cost of $248,000, in INX Token-based compensation expense of $174,000, in compliance and registration fees of $150,000, insurance related cost of $89,000, offset by decreases in IPO listing costs of $350,000, legal costs of $152,000, consulting services of $88,000, software licenses & web services of $181,000 and other administrative costs of $192,000.

Income (loss) from operation

For the three months ended March 31, 2023, and 2022, the Company’s income (loss) from operations was approximately $(4,530,000) and 1,049,000, respectively.

Net Income (loss)

The Company’s net loss for the three months ended March 31, 2023, was $675,000, compared to net income of $111,491,000 for the three months ended March 31, 2022. The decrease of $112,166,000 mainly relates to the change on unrealized gain on INX Tokens issued and the fair value adjustment of INX Token warrant liability to employees and service providers.

Total comprehensive income (loss) per share

The total comprehensive income (loss) per share, basic, for the three months ended March 31, 2023 and 2022 was approximately ($0.00) and $0.56, respectively.

The total comprehensive income (loss) per share, diluted, for the three months ended March 31, 2023 and 2022 was approximately ($0.00) and $0.53, respectively.

Operating Cash Flow

The Company’s Operating Cash Flow for the three months ended March 31, 2023, was approximately negative $3,606,000 compared to $3,884,000 for the three months ended March 31, 2022.

Adjusted Operating Cash Flow

Following an amendment to the INX Token rights which was approved by the Board of Directors of INX on May 17, 2019 (the “Token Rights Amendment”), the Holders of INX Tokens (other than the Company) are entitled to receive a pro rata distribution of 40% of the Company’s net cash flow from operating activities, excluding any cash proceeds from an initial sale by the Company of an INX Token (the “Adjusted Operating Cash Flow”). The distribution is based on the Company’s cumulative Adjusted Operating Cash Flow, net of cash flows which have already formed a basis for a prior distribution, calculated annually as of December 31. The distribution will be paid to parties (other than the Company) holding INX Tokens as of March 31 of the following year. Distributions are to be paid on April 30, commencing with the first distribution to be paid, if any. As of March 31, 2023 the cumulative adjusted operating cash flow activity is negative, and therefore no distribution was payable on April 30, 2023.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

Operational Highlights

INXS, a SEC registered broker-dealer and an alternative trading system, entered into agreements with certain private companies globally for the initial primary offering of their equity by issuing digital assets that constitute equity securities under applicable securities laws. Following the initial offering, the digital securities of these issuers are expected to be offered to INXS customers for trading on the regulated INXS Securities Trading Platform. At the end of the quarter, INXS had four primary offerings open to investors on the platform. INXS also announced the first dividend to the Trucpal Security Token investors distributed on blockchain through the INX.One trading platform more than six months ahead of the expected timeline.

INXD continues to expand its money transmitter licenses and registrations, becoming licensed in West Virginia during the three months ending March 31, 2023. The company is now licensed or otherwise cleared to operate a cryptocurrency trading platform in 45 U.S. states and territories, and continues to progress the application processes in additional U.S. states. INX.One also continues to expand its offering globally, with over 160 countries supported on INX.One.

The company completed its integration with the Polygon blockchain during the quarter. INX.One can now support Polygon blockchain-based tokens for secondary listing on the company’s platform.

The company completed its SOC 2 Certification during the quarter, a widely-recognized auditing standard for service organizations. Through this process, the security, integrity, and privacy of the company’s systems and data were validated.

Key Management Changes

Effective December 31, 2022, Mr. Douglas Borthwick resigned from his position as Chief Business Officer of INX Limited (the “Company”) and, as of January 1, 2023, joined the Company’s Advisory Board. Mr. Borthwick’s responsibilities were assumed by Mr. Itai Avneri, the Company’s Chief Operating Officer.

Related Party Transactions

Agreement with Weild Capital, LLC (“Weild Capital”)

On January 2, 2023, the Company entered into and advisory services agreement with Weild Capital LLC (dba Weild & Co.) (“Weild Agreement”), a wholly-owned subsidiary of Weild & Co., Inc., of which Mr. David Weild is the Chairman & CEO. Mr. Weild serves as the Chairman of the board of the Company. Under the advisory agreement, the Company agreed to pay Weild Capital a nonrefundable advisory fee of $90,000 plus a transaction fee of three and a half percent (3.5%) of the aggregate transaction value up to $60 million, and four and a half percent (4.5%) of the aggregate transaction value in excess of $60 million, subject to a minimum transaction fee of $1.4 million, to be paid upon closing. In addition, under the terms of the agreement, in the event that an investment transaction is consummated within 12 months after the termination of the Weild Agreement, the Company is obligated to pay a financing placement fee equal to five and half percent (5.5%) of gross proceeds received, excluding any proceeds provided by existing shareholders of the Company. Further, Weild Capital shall receive warrants to purchase the equivalent securities on comparable terms subject to such investment transaction in an amount equal to three percent (3%) of the gross proceeds received by the Company under the investment transaction.

Liquidity and Capital Resources

The financial statements have been prepared on a going concern basis which assumes that the Company will be able realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

Financial Instruments and Risk Management

The following is the accounting policy for financial assets under IFRS 9:

Overview

The Company’s financial instruments consist of cash and accounts payable and accrued liabilities. The fair value of these financial instruments approximates their carrying value due to short term nature.

Credit Risk

Credit Risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.

Capital Management

The Company’s capital consists of share capital. The Company sets the amount of capital in relation to risk and manages the capital structure and makes adjustments to it in light of changes to economic conditions and the risk characteristics of the underlying assets.

The Company’s objectives when managing capital are:

●	to maintain a flexible capital structure, which optimizes the cost of capital at acceptable risk; and

●	to maintain investor, creditor and market confidence in order to sustain the future development of the business.

The Company is not subject to any externally or internally imposed capital requirements at year end, except as discussed below.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements as of March 31, 2023.

Critical Judgment and Estimates

The details of the Company’s accounting policies are presented in Note 2 of the financial statements ended March 31, 2023. The accounting policies applied in preparation of the financial statements are consistent with those applied and disclosed in the Company’s audited financial statements for the year ended December 31, 2022.

Management’s responsibility for the financial statements

Information provided in this report, including the financial statements, is the responsibility of management. In the preparation of the statements, estimates are sometimes necessary to make a determination of future value for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements. Management maintains a system of internal controls to provide reasonable assurances that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

Corporate Governance

The Company’s Board of Directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The Audit Committee of the Company fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee, comprised of three directors, all of whom are independent, meets with management of the Company on a quarterly basis to review the financial statements, including the MD&A, and to discuss other financial, operating and internal control matters as required.